UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2026
Commission File Number: 001-41110

GRAB HOLDINGS LIMITED

3 Media Close, #01-03/06
Singapore 138498
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Grab Announces Extraordinary General Meeting and Updates To Its Board of Directors

On February 20, 2026, Grab Holdings Limited (“Grab”) announced that it will hold an extraordinary general meeting of shareholders (“EGM”) virtually at https://www.cstproxy.com/grab/2026 at 11:45 a.m., Singapore time, on March 24, 2026.
On the same date, Grab announced updates to its board of directors (the “Board”) as part of a planned annual rotation of management on the Board. With effect from February 28, 2026, Cheryl Goh, Group VP of Marketing and Sustainability, will step down from the Board. With effect from May 1, 2026, Alex Hungate, President and Chief Operating Officer, will join the Board in replacement of Peter Oey, Chief Financial Officer.
Incorporation by Reference
This Report on Form 6-K, including all exhibits hereto, shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Nos. 333-261949 and 333-264872) of Grab Holdings Limited (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Convening Notice of EGM and Proxy Statement
99.2	Proposed Third Amended and Restated Memorandum and Articles of Association (included as Annex A to the Convening Notice of EGM and Proxy Statement in Exhibit 99.1)
99.3	Blackline of Memorandum and Articles of Association (included as Annex B to the Convening Notice of EGM and Proxy Statement in Exhibit 99.1)
99.4	Form of Proxy Card
99.5	Notice of Internet Availability of Proxy Materials

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAB HOLDINGS LIMITED
	By:	_/s/ Peter Oey_______________
Date: February 20, 2026		Name: Peter Oey
Title: Director and Chief Financial Officer